Exhibit 12

PPG INDUSTRIES, INC. AND CONSOLIDATED SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(Dollars in millions)

	Year Ended December 31
	2004	2003	2002	2001	2000
Earnings:
Earnings (loss) before income taxes and net earnings of equity affiliates	$1,042	$847	$(27)	$651	$978
Plus:
Fixed charges exclusive of capitalized interest	132	153	168	208	217
Amortization of capitalized interest	10	10	11	10	10
Adjustments for equity affiliates	6	3	6	26	20

Total	$1,190	$1,013	$158	$895	$1,225

Fixed Charges:
Interest expense including amortization of debt discount/premium and debt expense	$90	$107	$128	$169	$177
Rentals - portion representative of interest	42	46	40	39	40

Fixed charges exclusive of capitalized interest	132	153	168	208	217
Capitalized interest	3	3	5	13	16

Total	$135	$156	$173	$221	$233

Ratio of earnings to fixed charges	8.8	6.5	—	4.0	5.3

Deficiency of earnings to fixed charges	$—	$—	$(15)	$—	$—